John M. Mutkoski 617.570.1073 jmutkoski@goodwinprocter.com	Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

December 13, 2006

VIA EDGAR AND FEDERAL EXPRESS

H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Animal Health International, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed November 8, 2006

File No. 333-137656

Dear Mr. H. Christopher Owings:

This letter is submitted on behalf of Animal Health International, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 filed on September 28, 2006 (the “Registration Statement”), as amended by Amendment No. 1 filed on November 8, 2006 (“Amendment No. 1”), as set forth in your letter dated November 28, 2006 to James C. Robison (the “Comment Letter”). The Company is concurrently filing pre-effective Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which includes changes that reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to Amendment No. 1, and page references in the responses refer to Amendment No. 2. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 2.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via Federal Express four (4) copies of each of this letter and Amendment No. 2 (marked to show changes from Amendment No. 1).

Mr. H. Christopher Owings

December 13, 2006

Animal Health International, Inc.

Form S-1

General

Comment No. 1

We note your response to comment 3 in our letter dated October 25, 2006 and the revision to the disclosure in footnote 1 on page 39. You state in “Use of proceeds” on page 23 that you intend to use a portion of the proceeds to repay amounts outstanding under the second lien term loans. Accordingly, we believe that consummation of the offering can reasonably be expected to have a material impact on earnings per share and that you should disclose, at a minimum, pro forma earnings per share that reflects the reduction of interest expense and the number of shares whose proceeds will be used for debt repayment. Please do so. Refer to paragraph (a)(8) of Article 11 of Regulation S-X and our previous comment. The revision to your disclosure may be included in “Management’s discussion and analysis of financial position and results of operations” or elsewhere in the filing. The additional disclosure should include appropriate information to make the pro forma earnings per share computations transparent to investors.

Response to Comment No. 1

The Company advises the Staff that it has revised Amendment No. 2 on pages 5, 29 and 39 to include pro forma earnings per share in response to the Staff’s comment.

Prospectus Summary, page 1

Comment No. 2

We note your response to comment 4 in our letter dated October 25, 2006. Please revise to further shorten the summary. Please remove the “Our strengths” and “Our strategy” sections from the summary.

Response to Comment No. 2

The Company advises the Staff that, consistent with the Company’s discussion with Mr. Murao, it has revised Amendment No. 2 to further shorten the Summary.

Mr. H. Christopher Owings

December 13, 2006

Capitalization, page 25

Comment No. 3

Please explain to us why you are presenting a separate pro forma column giving effect to the conversion of your preferred stock into common stock. Additionally, tell us why you are eliminating your accumulated deficit in the pro forma presentation.

Response to Comment No. 3

The Company advises the Staff that it has revised the capitalization table on page 25 of Amendment No. 2 to delete the separate pro forma column in response to the Staff’s comment. The Company advises the Staff that it will not eliminate its accumulated deficit in the pro forma presentation.

Selected consolidated financial data, page 28

Comment No. 4

We read your response to comment 15 in our letter dated October 25, 2006 and we reissue our previous comment. Please revise to disclose earnings per share data for the Predecessor periods presented as required by Item 301 of Regulation S-K or tell us your basis in GAAP for excluding such disclosure as a result of the changes in capital structure. In doing so, please reference specific authoritative literature that supports your position. Any revisions should also be reflected in “Summary consolidated financial data” on page 5. Refer to paragraph 6 of SFAS 128.

Response to Comment No. 4

The Company advises the Staff that it has revised Amendment No. 2 on pages 5 and 28 to disclose earnings per share data for the Predecessor periods presented in response to the Staff’s comment.

Comment No. 5

We note your response to comment 18 in our letter dated October 25, 2006. It appears to us that you are using adjusted working capital as a non-GAAP measure of liquidity. Please be advised that Item 10(e) of Regulation S-K prohibits excluding charges or liabilities that required, or will require, cash settlement absent an ability to settle in another manner, from non-GAAP liquidity measures. Please advise or revise. Refer to Item 10(e)(2)(A) of Regulation S-K.

Mr. H. Christopher Owings

December 13, 2006

Response to Comment No. 5

The Company advises the Staff that it has revised Amendment No. 2 to remove all references to adjusted working capital in response to the Staff’s comment.

Management’s discussion and analysis of financial condition and results of operations, page 30

Comment No. 6

We note your response to comment 23 in our letter dated October 25, 2006 and the revisions to your disclosure. Please explain to us why you are unable to accurately quantify increases in net sale attributable to new products and expansion into new territories. In doing so, please tell us the sales information included in the financial information used to produce your general purpose financial statements.

Response to Comment No. 6

The Company advises the Staff that it has revised Amendment No. 2 on page 34 to provide estimates of the increases in net sales attributable to new products and expansion into new territories.

Three months ended September 30, 2006 compared to three months ended September 30, 2005, page 33

Comment No. 7

Please quantify the increases in commissions and warehouse expenses in your discussion of selling, general and administrative expenses. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Response to Comment No. 7

The Company advises the Staff that it has revised Amendment No. 2 on page 33 to quantify the increases in commissions and warehouse expenses in the Company’s discussion of selling, general and administrative expenses.

Fiscal 2005 compared to fiscal 2004, page 35

Comment No. 8

We note your response to comment 25 in our letter dated October 25, 2006 and the revision to your disclosure. Please disclose the factors that accounted for the increase in selling, general and administrative expenses not attributable to commissions and bad debt expense. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Mr. H. Christopher Owings

December 13, 2006

Response to Comment No. 8

The Company advises the Staff that it has revised Amendment No. 2 on page 35 to disclose the factors that accounted for the increase in selling, general and administrative expenses not attributable to commissions and bad debt expense.

Management, page 57

Comment No. 9

Please include Mr. Steinhart’s consent as soon as practicable.

Response to Comment No. 9

The Company advises the Staff that Mr. Steinhart’s consent was filed as Exhibit 99.1 to Amendment No. 2.

Consolidated financial statements, page F-1

Comment No. 10

We note your response to comment 43 in our letter dated October 25, 2006. Please explain to us why you believe it is appropriate to use the nominal value of your common stock at the acquisition date as the valuation method to determine the fair value of your common stock issued subsequent to the acquisition date. In that regard, please tell us why you believe your valuation methodology complies with the guidance contained in the AICPA Audit and Accounting Practice Aid Series “Valuation of Privately-Held Company Equity Securities Issued as Compensation.”

Response to Comment No. 10

In response to the Staff’s comments and further to the Company’s discussion with the Staff regarding Comment No. 10, the Company reviewed the valuation of the common stock issued on August 8, 2005, September 30, 2005 and November 11, 2005. The Company engaged the services of a valuation specialist in order to assist it in applying the guidance contained in the AICPA Audit and Accounting Practice Aid Series, “Valuation of Privately-Held Company Equity Securities Issued as Compensation” (the “AICPA Practice Aid”) and determining the fair value of the common stock on such issuance dates.

In compliance with the guidance contained in the AICPA Practice Aid, the Company focused on the probability weighted expected return method and the current value method to approach its enterprise value allocation and determine if there was a significant change in value to the common stock at the later dates corresponding with the Company’s stock issuances.

Mr. H. Christopher Owings

December 13, 2006

The Company specifically excluded the option pricing method for reasons outlined in AICPA Practice Aid. Paragraph 148 of the AICPA Practice Aid points out that the method is complex and sensitive to assumptions, such as the key volatility assumption for which there is no observable data. Additionally, Paragraph 149 suggests application only when the possible future outcomes are difficult to forecast and would be highly speculative. The Company believes that this method is not appropriate to use in the current situation, where the Company is a mature and stable company.

While the Company directly employed the probability weighted expected return method as described in the AICPA Practice Aid, it also considered all three applications of the current value method. The market approach considered fundamental changes in the Company, changes in the S&P 500 index, as well as changes in the stock price of MWI Veterinary Supply, Inc., a direct competitor of the Company which went public during the period in question. The income approach considered fundamental changes in the Company and changes in the Company’s cost of capital. The asset approach was considered and dismissed as inappropriate for a distributor that has significant intangible asset value.

As the transaction on June 30, 2005 was an arms-length transaction and meets all tests of fair market value, the enterprise valuation as of that date is known, as is the value of each class of stock. As such, the valuations on the issuance dates reflect very short-term movements in Company and market metrics which have been substantially accounted for in our valuation process. In addition, the value of the preferred stock participation rights does not reflect any increase in the market value of the preferred stock, but rather only reflects limited increases in value as a result of contractual rights that accrued to the preferred stock during the period of the common stock issuances.

On the issuance date of August 8, 2005, and using the probability weighted average of discounted cash flows, the enterprise valuation yields $188.2 million. This valuation less debt of $148.7 million and the preferred stock participation rights valued at $47.8 million yielded no residual value for the common stock. On the same date, the current value method, based upon the S&P monthly return, the S&P Index, and our closest public peer (MWIV:NASDAQ), yielded an enterprise valuation of $192.2 million. This valuation less debt and preferred stock participation rights also left no residual value for the common stock.

On the issuance date of September 30, 2005, and using the probability weighted average of discounted cash flows, the enterprise valuation yields $194.7 million. This valuation less debt of $154.4 million and the preferred stock participation rights valued at $48.5 million yielded no residual value for the common stock. On the same date, the current value based upon the S&P monthly return, the S&P Index, and our closest public peer (MWIV:NASDAQ), yielded an enterprise valuation of $187.1 million. This valuation less debt and preferred stock participation rights also left no residual value for the common stock.

Mr. H. Christopher Owings

December 13, 2006

On the issuance date of November 11, 2005, and using the probability weighted average of discounted cash flows, the enterprise valuation yields $198.4 million. This valuation less debt of $157.9 million and the preferred stock participation rights valued at $48.8 million yielded no residual value for the common stock. On the same date, the current value based upon the S&P monthly return, the S&P Index, and our closest public peer (MWIV:NASDAQ), yielded an enterprise valuation of $213.2 million. This valuation less debt and preferred stock participation rights left a value for the common stock totaling $6.5 million. This value yields a valuation of $1.748 per common share less the amount paid of $0.022 for an incremental value of $1.726 per common share. There were 55,000 common shares issued on this date. This equates to an immaterial amount of compensation after tax of $59,000. Furthermore, the average of the two valuation methods results in no residual value to the common stock.

Based upon the above valuations, the Company concludes that for each common stock issuance, the value of common stock was reasonably stated at its $0.022 price per share, was sold at fair value, and as such, no charge to compensation expense or change of any results for any period is necessary.

Comment No. 11

Please tell us whether the terms of your preferred stock on the date of issuance provided for conversion into common stock. If so, please disclose the conversion terms in the notes to your audited and unaudited financial statements. If not, please tell us if you entered into subsequent agreements providing for the conversion of the preferred stock as referred to on page 4. In this regard, it appears that your initial valuation assumes a 100:1 valuation of preferred stock to the common stock. However your capitalization table on page 25 assumes a 10:1 conversion of preferred stock into common stock. We also note in your response to comment 43 in our letter dated October 25, 2006 that you refer to a 10:1 reverse stock split. Please tell us when this split was effective and why you have not included any disclosure of this stock split in your financial statements.

Response to Comment No. 11

The Company advises the Staff that the terms of its preferred stock did not provide for conversion into common stock on the dates of issuance. On September 27, 2006 the Company entered into a side letter agreement with Charlesbank Capital Partners LLC, James C. Robison, William F. Lacey and W. Greg Eveland (collectively representing the holders of approximately 94% of the Company’s outstanding voting stock) pursuant to which each party to the side letter agreement committed to vote to approve an amendment to the Company’s certificate of incorporation providing for the conversion of preferred stock into common stock at the then current participation rate (as defined below), upon the closing of an initial public offering of the Company’s common stock prior to April 30, 2007. The Company supplementally advises the Staff that it is attaching a copy of the executed side letter agreement as Exhibit A hereto.

Mr. H. Christopher Owings

December 13, 2006

The Company supplementally advises the Staff that “participation rate” is defined in the Company’s certificate of incorporation as the original issue price of the preferred stock ($22.38) divided by the then current participation price (the original issue price of the preferred stock, subject to adjustment for certain events, currently: $2.238). The participation rate is currently equal to 10:1. Each share of the Company’s preferred stock was sold at a per share purchase price of $22.38. Shares of the Company’s common stock sold on June 30, 2005 and August 8, 2005 were sold at a per share purchase price of $0.2238. On September 7, 2005, the Company effected a common stock split, pursuant to which each share of outstanding common stock was immediately converted into 10 shares of common stock and the participation rate of the preferred stock was adjusted from 1:1 to 10:1 pursuant to the Company’s certificate of incorporation. To reflect this common stock split and the corresponding change in the per share valuation of its common stock, shares of the Company’s common stock sold on September 30, 2005 and November 11, 2005 were sold at a per share purchase price of $0.02238. The Company’s financial statements were prepared after taking account for and giving effect to the September 7, 2005 10:1 common stock split and the Company does not believe that disclosure of this stock split in the financial statements is material to an investor’s understanding of the Company.

Upon the approval by the Board of Directors and stockholders of the Company of the amendment to the Company’s certificate of incorporation providing for the conversion of preferred stock into common stock, the Company shall include a subsequent event footnote to its financial statements and reflect the fact in its financial statements that such preferred stock is convertible into common stock at such 10:1 ratio. This change will be reflected in the financial statements prior to any offers being made pursuant to the prospectus contained in the Registration Statement.

Notes to consolidated financial statements, page F-7

(2) Summary of significant accounting policies, page F-7

Comment No. 12

We note your response to comment 56 in our letter dated October 25, 2006. You indicate that you have no stock-based employee compensation outstanding. Yet, it appears that you have issued awards under your Amended and Restated 2005 Stock Option and Grant Plan and 2005 Stock Option and Grant Plan—California disclosed on pages 63 and 64. Please tell us why the number of shares of preferred and common stock available for issuance under the plans differs from the number of shares reserved for issuance under the plans. In doing so, please provide us with a summary of the awards issued under each of the plans that reflects the issuance date and pertinent terms of the awards including the number of shares, issuance or exercise price and vesting terms. If applicable, please reconcile the summary to the issuances of preferred and common stock provided to us in response to comment 43 in our previous letter. In addition, please provide a description of your stock option plans including the general terms of awards under the plans and other applicable information pursuant to the requirements of SFAS 123. Refer to paragraph 46 of SFAS 123.

Mr. H. Christopher Owings

December 13, 2006

Response to Comment No. 12

The Company advises the Staff that each issuance of common stock and preferred stock to its employees and members of its senior management has been effected pursuant to its option plans. These issuances were of shares (and not options) of common stock and preferred stock and such shares were sold at (and employees and senior management paid) fair market value for the shares on the date of issuance. Consequently, the Company does not believe that it has stock-based compensation outstanding. The Company advises the Staff that it has revised Amendment No. 2 on pages 63 and 64 to clarify that the share issuances under the Company’s option plans were sales at fair market value and not grants.

The following tables summarize the number of shares authorized and outstanding under each of the Company’s option plans, as of the date of each issuance of common stock and preferred stock.

Amended and Restated 2005 Stock Option and Grant Plan:

Issuance Date	Common Stock Authorized	Common Stock Available		Common Stock Issued	Common Stock Purchase Price	Preferred Stock Authorized	Preferred Stock Available	Preferred Stock Issued	Preferred Stock Purchase Price
Aug. 8, 2005	5,000,000	2,451,880		2,548,120	$0.02238	1,000,00	830,210	169,790	$2.238
Sept. 30, 2005	4,700,000	1,263,130		888,750	$0.02238	900,000	730,210	0	$2.238
Nov. 11, 2005	4,700,000	1,210,630	*	52,500	$0.02238	900,000	139,000	591,210	$2.238

Note: The shares of preferred stock and common stock and the price per share of preferred stock and common stock reflected in this response have already been split adjusted for the 10:1 common stock split.

*	Subsequent to the November 11, 2005 issuances, the Company repurchased an aggregate of 6,000 shares of Common Stock from 5 former employees. The total number of shares of Common Stock currently available under the Amended and Restated 2005 Stock Option and Grant Plan is 1,216,630.

2005 Stock Option and Grant Plan-California:

Issuance Date	Common Stock Authorized	Common Stock Available	Common Stock Issued	Common Stock Purchase Price	Preferred Stock Authorized	Preferred Stock Available	Preferred Stock Issued	Preferred Stock Purchase Price
Aug. 8, 2005	—	—	—	—	—	—	—	—
Sept. 30, 2005	300,000	102,500	197,500	$0.02238	100,000	100,000	0	$2.238
Nov. 11, 2005	300,000	100,000	2,500	$0.02238	100,000	53,420	46,580	$2.238

Note: The shares of preferred stock and common stock and the price per share of preferred stock and common stock reflected in this response have already been split adjusted for the 10:1 common stock split.

Mr. H. Christopher Owings

December 13, 2006

Each issuance of common stock under the option plans is subject to the Company’s right to repurchase such shares in certain situations. The Company’s repurchase right with respect to approximately half of these shares lapses over a period of five years and its repurchase right with respect to the rest of these shares lapses upon the achievement of certain investor return milestones. Additionally, it is expected that the Company’s repurchase right with respect to the shares of common stock subject to five year vesting will lapse upon the consummation of the Company’s initial public offering, and it is possible that the Company’s repurchase right with respect to the shares of common stock subject to the achievement of certain investor return milestones will also lapse upon the consummation of the Company’s initial public offering. Since the Company believes the shares of stock were issued at fair value, the Company does not believe SFAS 123 is applicable. However, please see the Company’s response to Comment 19 regarding certain additional disclosures.

Comment No. 13

We note your response to comment 57 in our letter dated October 25, 2006 and the revision to your disclosure. Please tell us whether you identify purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the financial information used to produce your general purpose financial statements. If so, please disclose the amounts of such distribution costs included in the salaries, wages, commissions and related benefits and selling, general and administrative expense line items for each period presented. In addition, please disclose in “Management’s discussion and analysis of financial position and results of operations” that your gross profit may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of goods sold and others like you exclude a portion of them from gross profit, including them instead in a line items, such as selling, general and administrative expenses and salaries, wages, commissions and related benefits.

Response to Comment No. 13

The Company respectfully advises the Staff that it does not separately track or identify costs by categories such as purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and other costs of its distribution network in the financial information used to produce the Company’s general purpose financial statements. All payroll related costs are included in the salaries, wages, commissions and related benefits caption and all non-payroll related costs are included in selling, general and administrative caption in the consolidated statements of operations.

The Company has revised its disclosure in MD&A on page 32 in response to the Staff’s comment by inserting the following. “Our gross profit may not be comparable to those of other

Mr. H. Christopher Owings

December 13, 2006

entities, since some entities include all of the costs related to their distribution network in cost of goods sold and others, like us, exclude a portion of these costs from direct cost of products sold and include them instead in selling, general, and administrative expenses, and salaries, wages, commissions, and related benefits.”

(b) Revenue recognition, page F-7

Comment No. 14

We read your response to comment 60 in our letter dated October 25, 2006. Please tell us in detail why your arrangements with customers are not multiple-deliverable arrangements within the scope of EIFT 00-21. In doing so, tell us why your consultative services, software products and equipment installation services should not be considered separate units of accounting. Please specifically address the criteria in paragraph 9 and the considerations in paragraphs 11 through 16 of EITF 00-21. In addition, if your consultative services, software products and equipment installation services do not qualify as separate units of accounting, please tell us why your revenue recognition policy complies with the delivery and performance criteria in SAB Topic 13.

Response to Comment No. 14

The Company has reviewed the requirements in EITF 00-21 and believes its arrangements that include free software products and equipment qualify as multiple-deliverable arrangements. Although the Company believes the deliverables of the arrangement qualify for separate units of accounting based on the criteria in paragraph 9 of EITF 00-21, no revenue is recognized for the free software products and equipment because payment is contingent upon performance under the supply agreement pursuant to paragraph 14. In addition, the Company has added the following to the revenue recognition policy in its footnotes. “For multiple arrangements in which a customer signs up for a multi-year exclusive supply agreement and receives certain equipment and software products at no charge, revenue is recognized using the relative fair value method under the Financial Accounting Standards Board (FASB) Emerging Issues Task Force 00-21 (EITF 00-21), whereby each separate unit of accounting is recognized as revenue at its relative fair value, in which the delivered item (certain equipment and software products) is limited to the non-contingent amount. Since all consideration paid by the customer is contingent upon delivery of the product, no amount is recorded as equipment and software revenue under these multiple element arrangements.”

In regards to consultative services, this primarily relates to the Company’s sales representatives’ industry experience and knowledge of the Company’s products that is communicated to customers as part of the sales process. This is not part of any formal agreement. The Company does not consider this service a deliverable as it is not an obligation to provide goods or services, an obligation to deliver future goods or services, the right to use an asset, or some other obligation on the part of the Company related to any arrangement with a customer.

Mr. H. Christopher Owings

December 13, 2006

Comment No. 15

We read your response to comment 61 in our letter dated October 25, 2006. It is unclear to us how your revenue recognition policy complies with paragraph 6 of SFAS 48 and SAB Topic 13 given that you do not record provisions and allowances for estimated sales returns. Please tell us the terms of your sales returns and allowance policy. Please also tell us the amount of sales returns you recognized for each of the years and interim periods presented. We assume that sales returns and allowances are not material to your financial position or results of operations. If so, please revise your accounting policy disclosure to clarify, if true, that sales returns and allowances are not material and are recognized in the period the products are returned. Otherwise, please revise your financial statements to comply with the provisions of SFAS 48 and SAB Topic 13.

Response to Comment No. 15

The Company respectfully advises the Staff that its revenue recognition policy does comply with paragraph 6 of SFAS 48 and SAB Topic 13. The Company primarily accepts returns for damaged product. Following is a summary of the Company’s product returns by period (in thousands):

	Year Ended June 30,			Quarter Ended September 30,
	2004	2005	2006	2005	2006
Undamaged Returns	$117	$129	$25	$7	$4

Damaged Returns	$564	$657	$278	$191	$167

Most of the returns above are reimbursed to the Company by the vendor or third party carriers, depending upon the source of the damage to the product. The Company has revised its accounting policy in Amendment No. 2 on pages F-8 and F- 30 to clarify that sales returns and allowances are not material and are recognized in the period the products are returned.

Comment No. 16

We read your response to comment 63 in our letter dated October 25, 2006. Please tell us how you estimate and accrue for the cost of your value in purchasing program and the related reimbursements. Please also tell us whether you record the cost of the program as a direct cost of products sold, as a selling expense or as a reduction of revenue and the basis for your classification. In addition, tell us whether you record the related vendor consideration as a reimbursement of costs incurred or a as a reduction of direct

Mr. H. Christopher Owings

December 13, 2006

cost of products sold and the basis for your classification. Finally, please tell us how you record the purchase of the gift certificates given to customers who redeem points in the program. Please refer to EITF 02-16, EITF 00-22 and EITF 01-9.

Response to Comment No. 16

The Company accrues for the cost of the value in purchasing program based upon the terms of the program and amount of product expected to be awarded to customers, which is based on the Company’s historical experience. The cost of the program is reflected in direct cost of products sold in the Company’s statement of operations, consistent with paragraph 10 of EITF 01-9. Reimbursement of the Company’s costs for this program received from its vendors is also reflected in direct cost of products sold in the Company’s statement of operations. The Company accrues the cost of the value in purchasing program based upon historical customer sales trends and the stated goals of individual promotional programs with corresponding offsetting receivables established to account for the vendor reimbursements for these promotional programs. The Company advises the Staff that gift certificates are a nominal (i.e. less than $25,000) component of the value in purchasing program. The vast majority of value in purchasing program points are redeemed for manufacturer’s products.

(i) Property, plant and equipment, Page F-8

Comment No. 17

We read your response to comment 65 in our letter dated October 25, 2006. Please tell us the nature of the item(s) included in other assets, the depreciation of which is included in the amounts disclosed in note (3) to the tables on pages 5 and 28. In addition, please revise note (3) to the tables on pages 5 and 28 to disclose that depreciation includes depreciation of property, plant and equipment and other assets.

Response to Comment No. 17

The nature of the items included in “other assets,” the depreciation of which is included in amounts disclosed in note (3) to the table on pages 5 and 28, is feed additive machines, which are leased at no charge to the Company’s larger feedlot customers, but for which the Company retains ownership of the machines. While the machines are in use, the Company depreciates them. If the customer stops doing business with the Company, the Company has the right to reclaim the machine from the customer.

The Company advises the Staff that it has revised note (3) to the tables on pages 5 and 28 of Amendment No. 2 to disclose that depreciation includes depreciation of property, plant and equipment and other assets.

Mr. H. Christopher Owings

December 13, 2006

(n) Earnings per share, page F-11

Comment No. 18

We note your response to comment 66 in our letter dated October 25, 2006. It appears that you should present basic and diluted earnings per share for each class of the Predecessor’s common stock using the two class method. Please tell us why your computations of earnings per share of the Predecessor using the if converted method comply with paragraphs 60-61 of SFAS 128 and EITF 03-6. In doing so, please tell us the participation rights and conversion terms of each class of common stock. Otherwise, revise as appropriate.

Response to Comment No. 18

The Company advises the Staff that it has revised Amendment No. 2 on pages F-5 and F-13 in accordance with EITF 03-6 and the two class method in response to the Staff’s comment.

Comment No. 19

We note your response to comment 67 in our letter dated October 25, 2006. Please tell us your basis in GAAP for including non-vested restricted common shares in your basic earnings per share calculations. Please also tell us the amount of unvested restricted common shares as of each balance sheet date, Refer to paragraphs 49-50 of SFAS 123 and paragraphs 10 and 20-2I of SFAS 128. If necessary, revise your earnings per share calculations as appropriate. Please also disclose the terms, including vesting provisions and your repurchase rights, of outstanding restricted common stock.

Response to Comment No. 19

The Company’s restricted stock is not the same type of restricted stock commonly referred to in which the recipient/shareholder receives the stock and does not pay for it. The Company’s common shares that are referred to as restricted stock were purchased by the shareholder for fair value.

The Company’s use of the term “restricted” only relates to limitations placed on the shareholder’s right to sell/assign the stock. Upon the occurrence of certain events (such as a “Sale Event,” time passing, the Company’s achievement of certain performance goals, etc.), the “restricted” shares convert into “vested” shares (as defined in the agreements). If at any time prior to an initial public offering of the Company, the employee leaves the employment of the Company, then the Company has the right, but not the obligation, to repurchase the stock. The repurchase price for “restricted” shares is the original purchase price, subject to certain exceptions. The repurchase price for “vested” shares is the fair market value of the shares. Please also see the Company’s response to Comment 12 above.

Mr. H. Christopher Owings

December 13, 2006

The Company’s “restricted” common stock is legally outstanding, was purchased by employees at fair value, has voting rights and has the right to receive dividends, even during the restricted period. Therefore the Company follows paragraph 8 in SFAS 128 in including the “restricted” common stock in basic earnings per share. The restricted period of the Company’s time-vesting restricted common stock is for five years with 20% of the stock coming “vested” each year. The restricted period of the Company’s performance-vesting restricted common stock is open ended, and will vest if certain internal rates of return are met.

At June 30, 2005 and 2006, and September 30, 2006, there were zero, 3,549,370 and 3,520,639 shares of restricted (unvested) common stock outstanding, respectively.

The Company has added the following disclosure to footnote 12(b) of its financial statements: “The Company has sold shares of common stock to employees that contain restrictions regarding the employee’s right to sell such stock. In the event the employee(s) leave the employment of the Company prior to the vesting of the restricted period, as defined in the agreement, the price at which the Company has the right to repurchase the shares is at the price the employee originally paid for the shares. In the event the employee(s) leave the employment of the Company after the vesting the restricted stock, as defined in the agreement, the price at which the Company has the right to repurchase the shares is the fair market value of the shares.”

Comment No. 20

You indicate in your response to comment 43 in our letter dated October 25, 2006 that the holders of your preferred stock are entitled to receive dividends in such amounts as are declared on or to be received by holders of outstanding shares of common stock on a pro rata basis. It appears, therefore, that the preferred stock is a participating security that should be included in the computation of basic and diluted earnings per common share using the two-class method. Please tell us why your computations of basic and diluted earnings per common share of the Successor as presented comply with paragraphs 60-61 of SFAS 128 and EITF 03-6. Otherwise, revise your computations accordingly.

Response to Comment No. 20

The Company advises the Staff that it has revised the computations and related disclosures in Amendment No. 2 on pages 5, 28, F-4, F-13, F-28, and F-32, in response to the Staff’s comment.

Mr. H. Christopher Owings

December 13, 2006

(3) Acquisition, page F-12

Comment No. 21

We read your response to comment 69 in our letter dated October 25, 2006. It does not appear that you have addressed the requirements of EITF 88-16 in detail as previously requested. Please tell us why the purchase transaction is not within the scope of EITF 88-16. In addition, provide us with your computations of the management group’s ownership interest and basis in Walco Holdings Inc. and Animal Health International on a fully diluted basis computed in accordance with Section 1(c)(iii)(a) of EITF 88-16. Please also tell us, if applicable, why you believe that you have overcome the presumption that the management group is part of the control group. Additionally, please provide us with your computations and tests that support your position that the transaction should be accounted for as a 100% change in accounting basis as opposed to a leveraged buyout in accordance with EIFT 88-16 or that management’s residual interest is not material to your financial statements. Also, provide us with your calculation of any deemed dividend to the management group computed in accordance with EITF 88-16.

Response to Comment No. 21

The Company advises the Staff that it thoroughly reviewed its fact pattern and EITF 88-16 as well as had in-depth discussions with its engagement team at KPMG and their national office personnel. As part of the Company’s review of EITF 88-16, the Company noted the examples therein were leveraged substantially higher than the Company’s situation. The Company also noted the carryover basis in many of the examples were more significant than the Company’s. Additional factors the Company considered included the following:

•	A holding company formed by Charlesbank with no substantive operations (Successor) acquired 100% of the common shares of Walco Holdings, Inc. (Predecessor) on June 30, 2005. As a result of the transaction, Charlesbank acquired 93.32% of the equity interest and obtained unilateral control of the Successor;

•	The Residual Interest, as defined by EITF 88-16, of management in the Predecessor was primarily related to stock options;

•	Management’s investment in Successor is entirely comprised of ownership in common and preferred shares of Successor;

•	Management’s Residual Interest decreased from 7.07% in Predecessor to 6.68% in Successor;

•	Management’s Residual Interest in Successor is not a significant amount;

Mr. H. Christopher Owings

December 13, 2006

•	The amount of equity contributed to Successor of $47.557 million is a significant portion of the Company’s capital structure;

•	The increase in debt used to finance the transaction of 100% of the common shares of the Predecessor was $73.4 million;

•	In assessing whether the transaction was highly leveraged and within the scope of EITF 88-16, the Company determined the proportions of debt (60.7%) and equity (39.3%); and

•	Voting and Board of Directors control is held by Successor’s private equity fund majority shareholder.

The Company’s fact pattern is on the borderline of the “rule of thumb” used in practice for evaluating highly leveraged transactions within the scope of EITF 88-16. Based on the Company’s factors, as discussed above, and after a thorough review and vetting of the issue by the Company’s management personnel, and in discussion with the its independent audit firm, the Company believes a complete change in accounting basis is appropriate.

The following information is provided to respond to the remaining Staff questions in Comment 21. The ownership interest of the Company’s management in Predecessor was 7.07% (8,440,000/119,423,000) and in Successor is 6.68% (3,177,000/47,557,000). The Company has not assumed that management is not part of the control group. The Company’s computation of the leverage ratio was provided in its response to Comment 69 in our letter dated November 8, 2006. The amount of the deemed dividend, if EITF 8816 were assumed to be applicable is $7,020,000. The deemed dividend is computed as follows ($ in thousands):

Management’s Predecessor basis		$1,642
Current % ownership interest	6.68%
Prior % ownership interest	7.07%	94.48%

Management’s carryover basis		$1,551
Fair value ($127,953*93.3%)		119,380

Basis		120,931
Less: Increased debt paid to old shareholders		(73,400)
Increased debt for transaction costs		(5,500)
Preferred Stock		(47,500)

AHI common equity		$(5,469)

Stock issued to management at Predecessor basis		$1,551
Deemed dividend		(7,020)

AHI common equity		$(5,469)

Mr. H. Christopher Owings

December 13, 2006

Comment No. 22

We note your response to comment 70 in our letter dated October 25, 2006. Please provide us with your analysis of lease obligations supporting your position that the value of favorable or unfavorable lease agreements relative to market prices was not material. In this regard, we note that you lease over 30 locations with remaining lease terms ranging from three to five years. Refer to paragraphs 39 and A10 of SFAS 141.

Response to Comment No. 22

The Company supports its position that the value of favorable or unfavorable lease agreements relative to market prices was not material at the time of the June 30, 2005 acquisition of the Company by investment funds affiliated with Charlesbank Capital Partners LLC. Of the Company’s $15,924,000 disclosed on page F-25 of Amendment No. 2 as noncancelable operating leases, $2,228,000 represented lease obligations for vehicles. The short-term nature of these leases ensures that the value of these leases approximates market prices. The remaining $13,696,000 of operating leases comprise obligations for company buildings. Of this amount, five leases are individually more than $500,000 in total obligation:

Location	Lease Inception	Obligation
Westlake, TX	May 25, 2005	$6,893,000
RXV Memphis, TN	June 1999	$1,490,000
Ceres, CA	January 2005	$1,260,000
Madison, WI	December 2004	$1,069,000
Sunnyside, WA	December 2004	$692,000

A recently completed analysis by a third party indicates that the RXV Memphis facility is valued at 90.1% of the Company’s existing lease. This results in the total RXV lease obligation being $147,560 greater than it would be at current market rates. The other leases listed above all have lease inception dates within seven months of the June 30, 2005 acquisition date. As such, the $11,404,000 of leases detailed above along with $2,228,000 of vehicle leases make up a total of $13,632,000 of leases whose values of lease agreements approximate market prices. These leases represent almost 86% of all lease obligations and support the Company’s position that the value of favorable or unfavorable lease agreements relative to market prices was not material.

Mr. H. Christopher Owings

December 13, 2006

Comment No. 23

We note your response to comment 71 in our letter dated October 25, 2006 and the revisions to your disclosure, and we re-issue our previous comment. Please disclose the primary reasons for the acquisition including the factors that contributed to a purchase price that resulted in the recognition of goodwill. Please refer to paragraph 51(b) of SFAS 141.

Response to Comment No. 23

The Company advises the Staff that it has added the following disclosure immediately under the last table in footnote 3 on page F-15: “The Company paid more than the fair value of the underlying net assets as a result of the expectation of its ability to earn a higher rate of return from the acquired business than would be expected if those net assets had to be acquired or developed separately.”

(8) Long-term debt, page F-16

Comment No. 24

We note your response to comment 74 in our letter dated October 25, 2006 and the disclosure in your interim financial statements. It is unclear to us whether you met the test in Rule 4-08(e)(3) of Regulation S-X as of the most recently completed fiscal year. Please advise. If so, please revise to provide the condensed financial information prescribed by Rule 12-04 of Regulation S-X as of the same dates and periods for which audited consolidated financial statements are required. Please also include the disclosures required by Rule 4-08(e)(3) of Regulation S-X, Condensed financial information presented pursuant to Rule 12-04 of Regulation S-X should be presented in sufficient detail to comply with Rule 10-01(a)(2), (3) and (4) of Regulation S-X.

Response to Comment No. 24

The Company advises the Staff that it has revised its disclosure in footnote 8, pages F-19 and F-20, in response to the Staff’s comment. The Company has also removed the last paragraph in footnote 7, page F-35, regarding the restricted net asset disclosure since it is only an annual requirement.

The Credit Agreements restrict the amount of payments that may be made by the consolidated subsidiaries of the Company to the Company. These restrictions limit the total amount of such payments to a total of $7.5 million and 50% of net income as defined in the Credit Agreements dated June 30, 2005. Of the Company’s $53,568,000 of total net assets as of June 30, 2006, $42,483,000, or 79.3%, are restricted and $11,085,000 or 20.7%, are unrestricted.

Mr. H. Christopher Owings

December 13, 2006

Therefore, the Company has provided the required information for the period Animal Health International, Inc. has been in existence in footnote 8, pages F-19 and F-20.

*   *   *

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1073 or Michael S. Turner at (617) 570-1163.

Sincerely,

/s/ John M. Mutkoski

John M. Mutkoski

Enclosures

cc:	James C. Robison, Animal Health International, Inc.

William F. Lacey, Animal Health International, Inc.

Damian Olthoff, Animal Health International, Inc.

Michael S. Turner, Goodwin Procter LLP

Exhibit A

September 27, 2006

Animal Health International, Inc.

7 Village Circle, Suite 200

Westlake, TX 76262

To Whom It May Concern:

Each of Charlesbank Capital Partners LLC and its affiliated investment funds, James C. Robison, W. Greg Eveland and William F. Lacey, in their capacity as holders of the capital stock of Animal Health International, Inc. (the “Company”), hereby commits to vote to approve an amendment to the Second Amended and Restated Certificate of Incorporation of the Company which shall provide for the conversion of the Company’s existing preferred stock to common stock, at the then current participation rate, upon the closing of the initial public offering of the Company’s common stock (the “IPO”) prior to April 30, 2007. If the closing of the IPO has not occurred by April 30, 2007, this letter agreement shall be of no further force or effect.

This letter agreement may be executed in one or more counterparts each of which shall be deemed an original, but all of which shall constitute one and the same document.

[Signature Page to Follow]

If you are in agreement with the terms set forth above, please so indicate by your signature below.

Very truly yours,

Charlesbank Capital Partners LLC
(on behalf of its affiliated investment funds)

By:	/s/ Mark A. Rosen
Name:	Mark A. Rosen
Title:	Managing Director

/s/ James C. Robison
James C. Robison

/s/ Greg Eveland
W. Greg Eveland

/s/ William F. Lacey
William F. Lacey

ACKNOWLEDGED AND AGREED:

Animal Health International, Inc.

By:	/s/ James C. Robison
Name:	James C. Robison
Title:	President